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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

METALICO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591176102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 591176102

1.	Name of Reporting Person: Argentum Capital Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3938924

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,665,460

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,665,460

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,665,460

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.6%

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 591176102

1.	Name of Reporting Person: Walter H. Barandiaran		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Peru

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,913,624

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,913,624

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,913,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.7%

12.	Type of Reporting Person: IN

3

Item 1.

(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:

186 North Avenue East Cranford, NJ 07016

Item 2.

(a)	Name of person filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:

c/o The Argentum Group 60 Madison Avenue, 7th Floor New York, NY 10010

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 591176102

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

See Cover Pages, Items 5 through 11.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock except to the extent of his or its equity interest therein, as the case may be.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

The general partner of Argentum Capital Partners II, L.P. (“ACP II”) is Argentum Partners II, LLC (“AP LLC”). The managing member of AP LLC is Argentum Investments LLC (“AI”). Walter H. Barandiaran is a managing member of AI and the only person who takes executive action in regard to investment in the Company by ACP II and its affiliates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 6 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.
SIGNATURE
Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.
    January 31, 2006
Date

ARGENTUM CAPITAL PARTNERS II, L.P.
By:	ARGENTUM PARTNERS II, LLC, its General Partner

By:	ARGENTUM INVESTMENTS LLC, its Managing Member

By:	/s/ Walter H. Barandiaran
Walter H. Barandiaran
Managing Member

/s/ Walter H. Barandiaran
WALTER H. BARANDIARAN

Exhibit Index
     The following document is filed herewith:
     Joint Filing Agreement dated as of January 31, 2006 among Argentum Capital Partners II, L.P. and Walter H. Barandiaran.

EXHIBIT A
JOINT FILING AGREEMENT
     The undersigned hereby agree that the Statement on Schedule 13G, dated January 31, 2006 with respect to the shares of Common Stock of Metalico, Inc., Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
Dated: January 31, 2006

ARGENTUM CAPITAL PARTNERS II, L.P.
By:	ARGENTUM PARTNERS II, LLC, its General Partner

By:	ARGENTUM INVESTMENTS LLC, its Managing Member

By:	/s/ Walter H. Barandiaran
Walter H. Barandiaran
Managing Member

/s/ Walter H. Barandiaran
WALTER H. BARANDIARAN